August 12. 1997

Securities and Exchange Commission
Washington D. C. 20549

FORM 12b-25
Notification of Late Filing

Form 10-Q

For Period Ended June 30, 1997

Part I - Registrant Information

First Dearborn Income Properties L. P. II
154 West Hubbard Street, Suite 250
Chicago, Illinois 60610

Part II - Rules 12b-25(b) and (c)

a- The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

Part III - Narrative

Computer difficulties have been experienced with the computer which maintains the general accounting information for the company. These problems are in the process of being corrected, but the delay has made it impractical to complete the 10-Q filing by the due date.

Part IV - Other Information

1- Name and telephone number of contact:
Daniel Bartok
708 747-4334

2 - All other reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months which have been required, have been filed.